# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 14, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Telenav, Inc.

### File No. 001-34720 - CF#29271

_____

Telenav, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 8, 2013, refiled with reduced redactions on Form 10-Q on May 8, 2013.

Based on representations by Telenav, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.15.7 | through February 8, 2018 |
| Exhibit 10.15.8 | through February 8, 2018 |
| Exhibit 10.16.19 | through February 8, 2018 |
| Exhibit 10.16.21 | through February 8, 2018 |
| Exhibit 10.26.10 | through February 8, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Elizabeth M. Murphy
Secretary